EXHIBIT V

                    SUPPLEMENT TO INVESTMENT AGREEMENT

               SUPPLEMENT TO INVESTMENT AGREEMENT, dated as of January 12, 1998, by and among Complete Wellness Centers, Inc., a Delaware corporation (the "Company"), Imprimis Investors LLC ("Imprimis") and Wexford Spectrum Investors LLC ("Wexford" and, together with Imprimis, the "Investors").

               Reference is made to the Investment Agreement, dated as of December 19, 1997 (the "Investment Agreement"), by and among the Company and the Investors. Capitalized terms used in this Supplement to Investment Agreement without definition shall have the meanings ascribed to them in the Investment Agreement.

               In order to implement the provisions of Section II.D of the Investment Agreement, the Company and the Investors hereby agree as follows:

               1. The Preferred Stock shall be issued pursuant to a Certificate of Designations, Preferences and Rights in the form of Exhibit A hereto as filed with the Secretary of State of the State of Delaware on the date hereof. Two stock certificates representing all of the Preferred Stock initially outstanding shall be issued by the Company at the Closing (as defined below) as follows: (a) to Imprimis, 80,000 shares; and (b) to Wexford, 20,000 shares.

               2. The Warrants shall be issued in the form of Exhibit B hereto. Two Warrants representing all of the Warrants shall be issued by the Company at the Closing as follows: (a) to Imprimis, initially exercisable for 2,280,000 shares of Common Stock; and (b) to Wexford, initially exercisable for 570,000 shares of Common Stock.

               3. The registration rights contemplated by Section
II(D)(5) of the Investment Agreement shall be provided for in the Registration Rights Agreement in the form of Exhibit C hereto and dated as of the date hereof.

               4. Matters relating to the issuance and sale of the Preferred Stock and the Warrants and the execution and delivery by the Company of this Supplement to the Investment Agreement and the Registration Rights Agreement shall be addressed in an opinion from Epstein Becker & Green, P.C., special counsel to the Company, in the form of Exhibit D hereto and dated as of the date hereof.

               5. The net proceeds from the issuance and sale of the Preferred Stock and the Warrants shall be used by the Company first to repay in full the principal of and accrued interest on the Notes through the date hereof, the Investors' transaction fees of $125,000 payable in connection with the Notes, the Preferred Stock and the Warrants and any portion of the Investors' $75,000 expense reimbursement allowance not otherwise paid to the Investors, such payment to be made by means of a deduction from the $4,000,000 otherwise payable on January 27, 1998 (after giving effect to such deductions, the "Deferred Payment"). The remaining net proceeds from the issuance and sale of the Preferred Stock and the Warrants, including the balance of the Deferred Payment, shall be used by the Company for the general corporate purposes.

               6. The closing of the issuance and sale of the Preferred Stock and the Warrants (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, as soon as practicable after execution of this Supplement to Investment Agreement, subject to (a) the execution and delivery by the Company to the Investors of the documents referenced in Sections 1, 2 and 3 above, (b) the delivery to the Investors of the opinion referenced in Section 4 above, (c) the payment by the Investors by wire transfer to the Company of $500,000, (d) the use by the Company of the net proceeds thereof as referenced in the first sentence of Section 5 above and (e) confirmation by the Company, which it hereby makes, that the Company's representations and warranties contained in the Investment Agreement remain true and complete in all material respects as of the date hereof and that Exhibit C to the Warrant Agreement sets forth complete and accurate information as to all warrants, options or other securities or other instruments exercisable for or convertible into shares of Common Stock and the effect, if any, of the issuance and sale of the Warrants and the underlying Common Stock on any antidilition provisions of such securities or other instruments. Assuming that the Closing occurs, the Investors agree to pay to the Company by wire transfer on January 27, 1998 the Deferred Paymenmt in payment of the balance of the purchase price for the Preferred Stock and the Warrants.

               7. From and after the Closing and for so long as any Preferred Stock or Warrants remain outstanding, (a) the "Affirmative Covenants" provided for in Sections VII(A) through VII(H) of the Investment Agreement and the "Negative Covenants" provided for in Sections VIII(A), VIII(C), VIII(E), VIII(F), VIII(H), VIII(I) and VIII(J) shall remain in full force and effect, with all other "Affirmative Covenants" and "Negative Covenants" contained in the Investment Agreement to be terminated, (b) the Investors shall have the right to approve the Company's proposed annual budget, which shall be provided to the Investors no later than 30 days before the beginning of the fiscal year for which the budget shall be in effect, and the Investors shall have the right to approve any action or expenditure which, alone or in the aggregate, would result in a deviation of more than five percent from the annual budget previously approved by the Investors, and (c) the Company shall have in full force and effect a "key man" insurance policy in the face amount of not less than $5 million, naming C. Thomas McMillen as the insured and the Company as the sole beneficiary.

               8. Except as modified pursuant to this Supplement to Investment Agreement, all terms and provision of the Investment Agreement shall remain in full force and effect.


               IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

                                        COMPLETE WELLNESS CENTERS, INC.


                                        BY /s/ C. Thomas McMillen
                                          Name:
                                          Title:


                                        IMPRIMIS INVESTORS LLC

                                        BY /s/ Frank Plimpton
                                          Name:
                                          Title:


                                        WEXFORD SPECTRUM
                                          INVESTORS LLC

                                        BY /s/ Frank Plimpton
                                           Name:
                                           Title: